Jimmy Wang, CEO

Worldwide Energy and Manufacturing USA, Inc.

408 N. Canal Street, Unit A & B

South San Francisco, CA  94080

August 31, 2009

Bret Johnson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 4631

Washington, D.C. 20549

Re:

Worldwide Energy and Manufacturing USA, Inc.

Item 4.02 8-K for the period ended December 31, 2008

Item 4.02 8-K for the period ended March 31, 2009

Filed August 19, 2009

File No. 000-31761

Dear Mr. Johnson:

On behalf of Worldwide Energy and Manufacturing USA, Inc., a Colorado corporation (the “Company”), we hereby acknowledge the following in relation to our 8-K/A filed on August 31, 2009:

1.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

Worldwide Energy and Manufacturing USA, Inc.

By: /s/ Jimmy Wang, Chief Executive Officer